Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED BYLAWS

OF

COMPUTER PROGRAMS AND SYSTEMS, INC.

The third sentence of the second full paragraph of Article II, Section 2.2(a) of the Bylaws of Computer Programs and Systems, Inc. is hereby amended to add the following underlined text:

To be timely with respect to an annual meeting, a stockholder’s notice shall be received at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that subject to the next two sentences, in the event that the annual meeting is convened more than thirty (30) days before or more than seventy (70) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the Nominating Record Stockholder must be so received not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation); further provided that with respect to the Corporation’s annual meeting to be held during calendar year 2019, to be timely (and notwithstanding anything to the contrary contained in this Section 2.2), the stockholder’s notice shall be received at the principal executive offices of the Corporation not later than 5:00 p.m. Central time on February 28, 2019.